5-7-02


02036338


RECD S.E.C.
MAY 7 2002
070

As furnished to the Securities and Exchange Commission on May 7, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated May 7, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group


PROCESSED
MAY 2 0 2002
THOMSO
FINANCIA

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

P.O. Box 1
CH-8070 Zurich
Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEA

Motions Proposed to the Annual General Meeting of Shareholders on May 31, 2002

Zurich, May 2, 2002 – **Credit Suisse Group's Board of Directors proposes, among other things, the execution of the share repurchase program, a par value reduction of CHF 2 per share and repayment of the amount of the reduction to shareholders in lieu of a dividend, and the individual election of Members of the Board of Directors for a term of office that is reduced from four to three years.**

The motions proposed by the Board of Directors of Credit Suisse Group to the Annual General Meeting of Shareholders on May 31, 2002, include: execution of the share repurchase program approved last year by canceling 7.7 million shares with a par value of CHF 3 each; reduction of the share capital to CHF 1.2 billion by reducing the par value of shares from CHF 3 to CHF 1; and an unchanged, tax-privileged repayment of CHF 2 per share to shareholders in lieu of a dividend. Subject to approval by the General Meeting, the repayment of par value will take place on August 14, 2002. Further proposals concern the adjustment of conditional capital for convertible bonds and warrants and for employee participation plans.

The following persons are standing for re-election to the Board of Directors: Thomas W. Bechtler and Aziz R. D. Syriani. The following persons are proposed for election to the Board of Directors: Thomas D. Bell, Robert H. Benmosche and Ernst Tanner.

Ethos, Swiss Investment Foundation for Sustainable Development, Geneva, has used its right as a shareholder representing shares with a par value of at least CHF 1 million, to add items to the agenda of the General Meeting of Shareholders. The wording of and reasons for these proposals can be found in the invitation to the Annual General Meeting of Shareholders. With regard to the proposal that calls for Members of the Board of Directors to be elected individually for a term of office of two instead of four years, the Board of Directors is proposing that Board Members be elected individually for a period of three years each. The Board believes that this would best take account of the interests of the company and its stakeholders.

The Board of Directors recommends that the motions proposed by Hans-Jacob Heitz, attorney, Winterthur, be rejected without counterproposal.

Invitation to the General Meeting of Shareholders:

http://www.credit-suisse.com

Enquiries

Credit Suisse Group, Media Relations	Telephone +41 1 333 8844
Credit Suisse Group, Investor Relations	Telephone +41 1 333 4570

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse Financial Services provides private clients and small- and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of December 31, 2001, it reported assets under management of CHF 1,425.5 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: D. Frick
Name: David Frick
Title: Managing Director

By: [illegible]
Name: Colin Chambers [illegible]
Title: Managing Director

Dated: May 7, 2002